Exhibit 99.1
Innovation outside the box Lucas van Grinsven Corporate Communications Director 15 October 2008

Agenda for the day Morning (0945-1130 hours) Innovation outside the box: new technology unveiled Location: ASML Global Headquarters Afternoon (1200-1600 hours) Break out sessions Location: Koningshof hotel in Veldhoven

Innovation outside the box Jos Benschop Vice President Research 15 October 2008

Launching the new TWINSCAN NXT platform 1. Moore's Law in action 2. Immersion taken to its maximum limit 3. Double Patterning: Three challenges to continue Moore's Law 4. Innovations to continue Moore's Law 5. A look inside the ASML cleanroom

$256 B Semiconductor Chips $1,550 B Electronic Applications $8.6 B Semiconductor Litho market Source: VLSI, SIA, Gartner From silicon to smart electronics

Moore's Law: The industry is sustained by the need to make cheaper, smaller ICs that do more

Lithography is at the heart of chip manufacturing

Networked innovation
90 percent of cost of ASML litho machine is outsourced
ASML supplies litho machines to 18 of the top 20 chipmakers:
Samsung, Intel, Hynix, Micron, Toshiba, TSMC, Nanya, Powerchip, Infineon, ProMos, AMD, SanDisk, Elpida, Sony, UMC, ST, Fujitsu, IBM Chartered, TI
Shrink
Other equipment suppliers
Other semiconductor tools and materials
Philips Natlab
AppTech
TNO
Technical Universities
IMEC
Albany nanotech
R&D partners
Zeiss SMT
Agilent
Cymer
> 700 others
ASML suppliers
ASML
ASML

Robert Hooke Hooke's microscope 1665 Jan Mulkens ASML Immersion 2004

Fluid thinking: the liquid lens scanner Water improves resolution and process latitude Lens Water Lens Air Air

The immersion pool becomes an ocean * Source: Stepper market forecast, worldwide, Q208, Gartner Inc. Cumulative number of processed wafers in millions Source: ASML >120 immersion systems have now been shipped to customers worldwide in 2008 by ASML nearly 28 million wafers have now been processed on immersion systems ASML sets the industry standard through continued investment in immersion technology: first system shipped in 2004 highest and improving system performance/specifications Gartner forecasts 60% growth* in sales of immersion systems in 2008. Immersion sets the advanced lithography standard (^55 nm):

Improved overlay performance to 3.5 nm Productivity up 15 percent to 148 wph (300 mm) 10 percent better resolution Better water quality controls Slide 23 | XT:1950i - immersion taken to the max 25 percent improvement. But what is next?

'02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 Year of production start* Resolution, "Shrink" (nm) 100 80 60 40 Logic NAND Flash DRAM 30 20 50 *Process development 1.5 ~ 2 years in advance (updated 12/07) 200 Chip makers want shrink to continue (based on the average of multiple customers' input) Today

Single Patterning k1 Limit ~ 0.26 Resolution, Half Pitch [nm] 65 60 55 50 45 40 35 30 25 20 Double Patterning XT:19X0i, NA = 1.35 Single Patterning XT:19X0i, NA = 1.35 The shrink dilemma solved: Double Patterning Shrink to 22 nanometers with existing technology!

0 2 4 6 8 10 12 14 10 100 But: making two exposures is twice as hard Challenge 1: Litho DPT requires significant improvement of overlay Overlay [nm] 20 30 40 50 60 80 Half pitch [nm] Single exposure: overlay tolerance is 20% of CD EUV (single exposure) ArF 193 nm (single exposure) ArF 193 nm Immersion (single exposure) Double patterning: overlay tolerance is 7% of CD DPT-Overlay Single-exposure (SE) overlay Double-patterning overlay ArF 193 nm Immersion Double Patterning

0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 100 Single-exp. CD Uniformity (CDU) Litho DPT CDU But: making two exposures is twice as hard Challenge 2: DPT drives need for significant improvement in CDU CD uniformity [nm] 20 30 40 50 60 80 Half pitch [nm] Single exposure: overlay tolerance is 7% of CD EUV (single exposure) ArF 193 nm (single exposure) ArF 193 nm Immersion (single exposure) Double patterning: overlay tolerance is 3.5% of CD ArF 193 nm Immersion Double Patterning

26 process steps ( 2 litho steps) 14 steps ( 1 litho step) Cost, complexity and cycle time *Wafer does not leave the exposure system between the two exposures But: making two exposures is twice as hard Challenge 3: two exposures means more process steps Single exposure *Wafer leaves litho cell for etch between the exposures Litho DPT SiON /HM Etch Clean Strip Film Etch Metrology Develop Expose Top coat Resist BARC SiON / SiC Hard Mask Device film Si

Three focus areas for lithography PLACEMENT = Overlay Value for chipmakers: higher yield | shrink enabler (e.g. DPT) PATTERN FIDELITY = CDU (Critical Dimension Uniformity) Value for chipmakers: higher yield | shrink enabler AFFORDABILITY = Productivity Value for chipmakers: higher throughput = higher return on investment on Capex | less depreciation per chip

Three focus areas for lithography PLACEMENT = Overlay Value for chipmakers: higher yield | shrink enabler (e.g. DPT) PATTERN FIDELITY = CDU (Critical Dimension Uniformity) Value for chipmakers: higher yield | shrink enabler AFFORDABILITY = Productivity Value for chipmakers: higher throughput = higher return on investment on Capex | less depreciation per chip

What does overlay mean? Overlay down to 2 nanometers 1 nm = 4 silicon atoms

Addressing challenge 1: Overlay How to position lines with 2 nm precision (8 Si atoms) Measurement system TWINSCAN XT

Setting 'impossible' targets in 2005: Overlay 2005 2006 2007 2008 Overlay ( nm) ASML natural progression trend line 2 4 6 Overlay target DPT 2 nm Overlay roadmap SE 4 nm 2004 2009 8

Wafer stage metrology impact on overlay Inter- ferometer 300 mm stage Current stage metrology X-coordinate Y- coordinate Overlay [nm, 99.7%] Overlay: < 2 nm Wafer [#] (prototype) 0 2 4 6 8 10 1 2 3 4 5 6 7 8 9 10 11 Overlay: < 4 nm System [#] (ArF 0.93NA) 0 2 4 6 8 10 1 2 3 4 5 6 7 8 9 10 11 Overlay [nm, 99.7%] Inter- ferometer 300 mm stage Current stage metrology <15 mm stage Grid plate Improved metrology

Three focus areas for lithography PLACEMENT = Overlay Value for chipmakers: higher yield | shrink enabler (e.g. DPT) PATTERN FIDELITY = CDU (Critical Dimension Uniformity) Value for chipmakers: higher yield | shrink enabler AFFORDABILITY = Productivity Value for chipmakers: higher throughput = higher return on investment on Capex | less depreciation per chip

Address Challenge 2: CD Uniformity OPC is required for advanced masks to ensure printability Pattern design after Brion software Note the changes that accentuate the pattern added by Brion software Due to light scattering at these nanoscopic levels, the image blurs Light MASK Lithography Process Light MASK This is the pattern that needs to appear on the wafer without Brion software software software software software software software software The light scattering is compensated and the image is good image is good image is good image is good image is good image is good

Scanner models Scanner knobs Pattern definition Process control The expanding role of Computational Lithography Helping to improve yield Enlarging the process window for a given IC Keeping the process centered in the process window

Computational lithography needs accurate modeling ASML scanner knowledge enables better image prediction ASML scanner knowledge improves modeling accuracy Accurate modeling enables low k1 RET solutions Source Mask Optimization Double Patterning Double Exposure Model-based scattering bars

Litho exploration - Source Mask Optimization Allowing user to balance complexity By combining source expertise from ASML and mask expertise from Brion the customer receives a larger process window with better CD Uniformity Source Source Mask 100 nm Mask Overlapping PW DOF @ 10% EL CD Uniformity 150 nm The illumination Source & Mask are co-optimized to improve process window and CD Uniformity

Process control requires matched scanners Higher productivity with consistent yield Mix of machines Create model of full chip differences between scanners Solution: Measure differences between a few areas in chip per scanner Same imaging better yield Mask (Brion's OPC) Brion software plus ASML know- ledge to adjust knobs on each scanner so that they match

Three focus areas for lithography PLACEMENT = Overlay Value for chipmakers: higher yield | shrink enabler (e.g. DPT) PATTERN FIDELITY = CDU (Critical Dimension Uniformity) Value for chipmakers: higher yield | shrink enabler PERFORMANCE = Productivity Value for chipmakers: higher throughput = higher return on investment on Capex | less depreciation per chip

Setting 'impossible' targets: Productivity FROM 100 wph = 1 wafer every 36 sec TO 250 wph = 1 wafer every 15 sec

Advanced materials and compact design results in total weight reduction of 66% ? Faster acceleration

m/sec2 0 10 20 40 70 30 50 60 80 90 100 110 120 130 140 150 Acceleration: a comparison... A stone drops at 9.8 m/sec2 A dragster accelerates at 33 m/sec2 A jet fighter in a catapult at 44 m/sec2 Today TWINSCAN reticle stage accelerates at 88 m/sec2 An attack missile at 50 to 120 m/sec2 The future version reticle stage at 150 m/sec2

The new TWINSCAN NXT platform

Three focus areas for lithography PLACEMENT = Overlay Value for chipmakers: higher yield | shrink enabler (e.g. DPT) PATTERN FIDELITY = CDU (Critical Dimension Uniformity) Value for chipmakers: higher yield | shrink enabler AFFORDABILITY = Productivity Value for chipmakers: higher throughput = higher return on investment on Capex | less depreciation per chip

New NXT Platform for Lithography Holistic litho optimization Requires a combination of Computational and Wafer lithography Mask definition Scanner-to-pattern tuning Metrology Illumination setting Device pattern Printed wafers Measuring CD & Overlay Computational Litho Wafer Litho Mask making Scanner settings

Dedicated to immersion and Double Patterning New facility for lean and clean system manufacturing New ASML immersion production facility